UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42307

SKK Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore 629735
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

An extraordinary general meeting (the “Meeting”) of SKK Holdings Limited (the “Company”) was held on June 22, 2026 at 10:00 a.m. (Singapore time) at 27 First Lok Yang Road, Singapore 629735.

At the close of business on May 18, 2026, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 2,448,679 Ordinary Shares of the Company outstanding, of which 1,363,415 were Class A Ordinary Shares, each being entitled to one vote per share and 1,085,264 were Class B Ordinary Shares, each being entitled to 100 votes per share. Holders of 5,924 Class A Ordinary Shares and 1,085,264 Class B Ordinary Shares as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following resolutions, pursuant to the accompanying voting results:

RESOLUTION 1:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT, the following be approved: (i) the Asset Purchase Agreement entered into by the Company and Rantizo, Inc. (“Rantizo”) a Delaware corporation, dated as of May 1, 2026 (the “APA”) pursuant to which the Company will acquire substantially all of Rantizo’s drone-based technology assets used for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”) for a purchase price consisting of $759,047 in cash and newly issued Class A ordinary shares having an aggregate value of approximately $258.8 million, and (ii) the transactions contemplated thereunder, including the issuance of shares as follows: (a) Class A ordinary shares of SKK (the “Class A Shares”) having an aggregate value of $12 million (based on the VWAP on each of the three trading days prior to the closing (the “Closing Value”)) to be issued to certain individuals in the Company’s management and (b) Class A Shares having an aggregate value of $10 million based on the Closing Value in consideration of payment to SKK from Rantizo of $10 million being held in escrow until the closing of the APA.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,493 >99.99%	1,818 <0.01%	13 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,093 69.09%	1,818 30.69%	13 0.22%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Ordinary Resolution 1 passed.

RESOLUTION 2:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT, the name of the Company be changed from “SKK Holdings Limited” to “Rantizo” (the “Name Change”), with effect from the date on which a certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands (the “Effective Date”), and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,591 >99.99%	1,362 <0.01%	371 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,191 70.74%	1,362 22.99%	371 6.27%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Special Resolution 2 passed.

RESOLUTION 3:

“RESOLVED AS AN ORDINARY RESOLUTION, THAT, subject to and conditional to closing of the APA, the Company’s authorized share capital of US$500,000 divided into 190,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 5,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 5,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, be increased to US$5,000,000 divided into 1,900,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 50,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 50,000,000 Preferred Shares of a nominal or par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company (the “Share Capital Increase”), by the creation of 1,710,000,000 Class A ordinary shares of a nominal or par value of US$0.0025 each, 45,000,000 Class B ordinary shares of a nominal or par value of US$0.0025 each, and 45,000,000 Preferred Shares of a nominal or par value of US$0.0025 each, and that any one of the Directors or the company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents as he/she considers necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Share Capital Increase and to attend to any necessary registration and/or filing for and on behalf of the Company.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,460 >99.99%	1,841 <0.01%	23 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,060 68.53%	1,841 31.08%	23 0.39%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Ordinary Resolution 3 passed.

Proposal 4:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT, that subject to and conditional upon (1) the closing of the APA and (2) the Name Change becoming effective, the Third Amended and Restated Memorandum of Association and Third Amended and Restated Articles of Association of the Company as set forth as Annex A to the notice of proxy that was filed with on Form 6-K on June 5, 2026 (the “Amended M&A”) be adopted in substitution for and to the exclusion of the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company with effect from the Effective Date, and that any one or more Directors be and are hereby authorized to, do all acts and things necessary, appropriate, desirable or expedient to give effect to the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, attending to any, necessary registration and/or filing of the Amended M&A and all requisition documents for and on behalf of the Company.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,493 >99.99%	1,460 <0.01%	371 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,093 69.09%	1,460 24.64%	371 6.27%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Special Resolution 4 passed.

Proposal 5:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT in accordance with Nasdaq Listing Rule 5635(d), the shareholders hereby approve the issuance of over 19.99% of our outstanding Class A Ordinary Shares in accordance with the APA.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,493 >99.99%	1,818 <0.01%	13 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,093 69.09%	1,818 30.69%	13 0.22%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Ordinary Resolution 5 passed.

Proposal 6:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT each of the directors and officers of the Company are hereby authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.”

Voting Results:

	FOR	AGAINST	ABSTAIN	TOTAL
Total Ordinary Share Votes: Percentage of Total:	108,530,477 >99.99%	1,489 <0.01%	358 <0.01%	108,532,324 100.00%

Class A Ordinary Shares Voted: Percentage of Class A Ordinary Shares:	4,077 68.82%	1,489 25.13%	358 6.05%	5,924 100.00%

Class B Ordinary Shares Voted: Percentage of Class B Ordinary Shares:	108,526,400 100.00%	0 0%	0 0%	108,526,400 100.00%

Ordinary Resolution 6 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKK Holdings Limited

Date: June 24, 2026	By:	/s/ Koon Kiat Sze
Koon Kiat Sze Chief Executive Officer